UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

StarTek, Inc.

(Name of Subject Company (Issuer))

MCI, LC

MCI Capital, LC

(Names of Filing Persons (Offeror))

Common Stock, $0.01 par value

(Title of Class of Securities)

85569C107

(CUSIP Number of Class of Securities)

Mark Anthony Marlowe (Anthony Marlowe)

c/o MCI Capital, LC

2937 Sierra Ct. SW

Iowa City, IA 52240

Telephone: (319) 541-9694

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Peter G. Smith

Kramer Levin Naftalis & Frankel LLP

1177 Avenue of the Americas

New York, New York 10036

(212) 715-9100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to the Tender Offer Statement filed under cover of Schedule TO amends and supplements the Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on November 22, 2022 (as previously amended and supplemented by Amendment No. 1 to the Tender Offer Statement filed with the SEC on December 15, 2022 and Amendment No. 2 to the Tender Offer Statement filed with the SEC on January 5, 2023, the “Schedule TO”), and relates to the offer by MCI Capital, LC, an Iowa limited liability company (the “Offeror”), a wholly owned subsidiary of MCI, LC, an Iowa limited liability company, to purchase up to 4,000,000 shares of common stock, $0.01 par value per share (the “Shares”), of StarTek, Inc., a Delaware corporation (the “Company”), at $4.20 per Share, net to the seller in cash, without interest and less any applicable tax withholding, and on the other terms and subject to the other conditions specified in the Offer to Purchase, dated November 22, 2022 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The Schedule TO, and all the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 11

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The Offer expired at 5:00 p.m., New York City time, on January 4, 2023. The Offeror has accepted for payment, at a purchase price of $4.20 per Share, and will promptly pay for, all 2,940,646 Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

The press release announcing the final results of the Offer is attached hereto as Exhibit (a)(5)(iii) and incorporated herein by reference.

Item 12. Exhibits

Item 12 of Schedule TO is hereby amended and supplemented by adding the following Exhibits to the list of Exhibits:

(a)(5)(iii)	Press release, issued January 10, 2023.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2023

MCI, LC

By:	/s/ Mark Anthony Marlowe
Name: Title:	Mark Anthony Marlowe President and Chief Executive Officer

MCI CAPITAL, LC

By:	/s/ Mark Anthony Marlowe
Name: Title:	Mark Anthony Marlowe President and Chief Executive Officer